NAMI Corp

Unit M2-3, Level M2, The Vertical Podium,

Avenue 3, Bangsar South City,

No 8 Jalan Kerinchi,

59200 Kuala Lumpur, Malaysia

November 21, 2018

Jonathan Burr

Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acceleration Request for Nami Corp Registration Statement Filed on Form S-1 (File No. 333-228358)

Ladies and Gentlemen:

Pursuant to Rule 461, Nami Corp, a Nevada corporation (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-228358), as amended (the “Registration Statement”), so that it may become effective at 4:00 pm Eastern Standard Time on November 26, 2018, or as soon as practicable thereafter. In connection with this request, we hereby acknowledge that:

(i)

Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)

The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act as they relate to the public offering of securities specified in the Registration Statement. Further, we understand that request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

We request that a copy of the written order from the Commission verifying the effective time and date of the Registration statement be sent to Yue Cao by email to ycao@wbc-law.com.

Sincerely,

Nami Corp

/s/ MW Jason Chan
MW Jason Chan
Chief Financial Officer – Operations